SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                           SCHEDULE 14D-1/A
         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                          (Amendment No. 1)
                       -----------------------
                    Krupp Realty Fund, Ltd. - III
                      (Name of Subject Company)

                 Madison Liquidity Investors 104, LLC
                 Madison/OHI Liquidity Investors, LLC
                              (Bidders)

                Units of Limited Partnership Interests
                    (Title of Class of Securities)

                             501128 10 2
                (CUSIP Number of Class of Securities)
                      -------------------------

              Ronald M. Dickerman                                 Copy to:
     Madison Liquidity Investors 104, LLC                     Jonathan N. Baum
     Madison/OHI Liquidity Investors, LLC                     Baum & Associates
                 P.O. Box 7461                              39 Hollenbeck Avenue
         Incline Village, Nevada 89452              Great Barrington, Massachusetts 01230
                (212) 687-0251                                 (413) 528-7980

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      Calculation of Filing Fee
  ------------------------------------------------------------------

                  Transaction                                     Amount of
                  Valuation*                                     Filing Fee

                  $532,100.00                                      $106.42

  ------------------------------------------------------------------
*For purposes of calculating the filing fee only. This amount assumes the purchase of 1,252 units of Investor Limited Partnership Interests ("Units") of the Subject Company at $425.00 in cash per Unit.

[X]Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $106.42
Form or Registration Number:  Schedule 14D-1
Filing Party:  Madison Liquidity Investors 104, LLC;  Madison/OHI
Liquidity Investors, LLC
Date Filed:  April 21, 1999
1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison Liquidity Investors 104, LLC
       134022656

2.     Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)     [   ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,219   Madison Partnership Liquidity Investors 44, LLC
           18  Gramercy Park Investments, LP
           10  ISA Partnership Liquidity Investors, LP
       1,247


8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       4.99

10.    Type of Reporting Person (See Instructions)
       OO
1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison/OHI Liquidity Investors, LLC
       137167955

2.     Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)     [   ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,219   Madison Partnership Liquidity Investors 44, LLC
           18  Gramercy Park Investments, LP
           10  ISA Partnership Liquidity Investors, LP
       1,247

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       4.99

10.    Type of Reporting Person (See Instructions)
       OO
                  AMENDMENT NO. 1 TO SCHEDULE 14D-1

This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 21, 1999 by Madison Liquidity Investors 104, LLC and Madison/OHI Liquidity Investors, LLC. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated April 21, 1999.

Item 10.       Additional Information.

Item 10(f) is hereby amended to add the following:

       (f) The information set forth in exhibit (a)(4) attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amended
Schedule 14D-1:

       (a)(4)  Press Release, dated May 25, 1999

                              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 1999

MADISON LIQUIDITY INVESTORS 104, LLC
MADISON/OHI LIQUIDITY INVESTORS, LLC

By:  /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Director

                            EXHIBIT INDEX

(a)(4) Press Release, dated May 25, 1999